EXHIBIT 1

Amira Nature Foods, Ltd Announces 2017 Annual General Meeting

Dubai – September 27, 2017 – Amira Nature Foods, Ltd (NYSE: ANFI), a leading global provider of branded, packaged Indian specialty rice, announced today that its Board of Directors has called an annual general meeting to be held at its offices in Krefeld, Germany on October 23, 2017.

Shareholders of record, at the close of business on Friday, September 29, 2017, will be entitled to receive notice of, and to vote at, the annual general meeting and at any adjournments or postponements thereof. The formal notice of the meeting will be sent to shareholders of the Company in due course.

About Amira Nature Foods, Ltd.

The Company filed its report on Form 20-F for the year ended March 31, 2017 with the Securities & Exchange Commission on July 31, 2017 which is available on the Company’s website at www.amira.net. Shareholders may request a hard copy of the Company’s complete audited financial statements free of charge by contacting the Company.

Founded in 1915, Amira has evolved into a leading global manufacturer, marketer and distributor of branded packaged specialty rice and other related food products, with sales across five continents around the world. The Company generates the majority of its revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in the geographically indicated region of the Indian sub-continent, as well as other specialty rice. It sells its products under its flagship Amira brand, as well as other Company owned brands and third-party brands. The Company expanded its product offerings in recent years to include other value-add categories such as edible oils and organics. The Company also sells other products such as wheat, barley, legumes and other produce to large institutional customers. The Company’s fourth generation leadership was built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly listed, globally focused packaged food company with a global leadership position in the high growth Basmati rice sector. The Company sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.”

For more information, please visit www.amira.net.

Contacts:

Amira Nature Foods Ltd

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates
Attn: Varun Sethi, Chief Financial Officer

Telephone: 9714-235-1755

ICR Inc.
Katie Turner (Investor Relations)
Managing Director
685 Third Avenue, 2nd Floor
New York, NY 10017
Katie.turner@icrinc.com
Telephone: 646-277-1228